                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           OPTISYSTEMS SOLUTIONS, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      ORDINARY SHARES, NIS $0.05 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M75252102
         --------------------------------------------------------------
                                 (CUSIP Number)

                                M. BRINKLEY MORSE
                              SENIOR VICE PRESIDENT
                               BMC SOFTWARE, INC.
                             2101 CITYWEST BOULEVARD
                              HOUSTON, TEXAS 77042
                                 (713) 918-8800

                                 with a copy to:

                              JOHN S. WATSON, ESQ.
                             VINSON & ELKINS L.L.P.
                         1001 FANNIN STREET, SUITE 2300
                            HOUSTON, TEXAS 77002-6760
                                 (713) 758-2222
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  MAY 22, 2000
         --------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

Beneficial ownership percentages set forth herein assume that at May 22, 2000 there were 6,060,080 ordinary shares of OptiSystems outstanding.


                         (Continued on following pages)

                                     SCHEDULE 13D
CUSIP NO. M75252102

--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  BMC SOFTWARE, INC.            74-21226120
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) [ ]
  (b) [ ]
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS

  WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE
--------------------------------------------------------------------------------

      NUMBER OF        7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY          1,212,016*
      OWNED BY         ---------------------------------------------------------
        EACH           8  SHARED VOTING POWER
      REPORTING
       PERSON             None
        WITH           ---------------------------------------------------------
                       9  SOLE DISPOSITIVE POWER

                          1,212,016*
                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER

                          None
                       ---------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,212,016*
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   20%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   CO
--------------------------------------------------------------------------------
* BMC Software, Inc. has the right, subject to certain conditions, to purchase up to 1,212,016 shares of OptiSystems Ordinary Shares (as defined below) upon the exercise of options granted to BMC Software, Inc. pursuant to Stock Option Agreements dated as of May 22, 2000, between BMC Software, Inc. and certain shareholders of OptiSystems. These options are not currently exercisable, and until the options become exercisable and are exercised, BMC Software, Inc. does not have any right to vote (or to direct the voting of) or dispose (or to direct the disposition of) any shares of OptiSystems Ordinary Shares that may be purchased upon exercise of the options. Accordingly, BMC Software, Inc. expressly disclaims beneficial ownership of all shares of OptiSystems Ordinary Shares that may be purchased upon exercise of the options.


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

Item 1. Security and Issuer:

         This Schedule 13D relates to the ordinary shares, NIS 0.05 per share ("OptiSystems Ordinary Shares"), of OptiSystems Solutions, Ltd., a corporation organized under the laws of the State of Israel ("OptiSystems"). The principal executive offices of OptiSystems are located at 3B Netanyahu Street, Or-Yehuda 60376, Israel.

Item 2. Identity and Background:

         This Schedule 13D is being filed by BMC Software, Inc., a corporation organized under the laws of the State of Delaware ("BMC Software"). BMC Software is a leading vendor of software products and services to companies throughout the world. The principal executive offices of BMC Software are located at 2101 CityWest Boulevard, Houston, Texas 77042.

         Appendix I attached hereto sets forth certain additional information with respect to each executive officer and director of BMC Software. The filing of this statement on Schedule 13D shall not be construed as an admission that any person listed on Appendix I hereto is, for the purposes of Section 13(d) or
(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

         During the last five years, neither BMC Software nor, to the knowledge of BMC Software, any executive officer or director of BMC Software listed in Appendix I, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration:

         On May 22, 2000, BMC Software entered into Stock Option Agreements (the "Stock Option Agreements") with certain shareholders of OptiSystems (the "Shareholders"). Pursuant to the Stock Option Agreements, the Shareholders granted to BMC Software irrevocable options (the "Stock Options") to purchase up to 1,212,016 shares of OptiSystems Ordinary Shares (subject to adjustment) at a purchase price per share equal to $10.00 (subject to adjustment). The Stock Options may only be exercised upon the happening of certain events, which are outlined in Item 5. The Stock Options are currently not exercisable. If the Options were to become exercisable, the purchase price required to purchase all shares of OptiSystems Ordinary Shares subject to the Stock Options would be $12,120,160. BMC Software anticipates that all funds to be paid by it upon exercise of the Stock Options would be provided from its working capital.

     No consideration was paid in connection with the Stock Option Agreements, the Shareholder Undertakings (as defined below) or the Irrevocable Proxies (as defined below). The descriptions of the Stock Option Agreements, the Shareholder Undertakings and the Irrevocable Proxies contained herein are qualified in their entirety by reference to the forms of Stock Option Agreement, Shareholder Undertaking and Irrevocable Proxy, which are attached hereto as Exhibits B, C and D,


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

respectively. For a more detailed description of the Stock Option Agreements, Shareholder Undertakings and Irrevocable Proxies, see Item 5.

Item 4. Purpose of Transaction:

         BMC Software and the Shareholders entered into the Stock Option Agreements and the Shareholder Undertakings, and the Shareholders granted the Irrevocable Proxies, to facilitate the consummation of the transactions contemplated by the Agreement of Merger, dated as of May 22, 2000 (the "Agreement of Merger"), by and among BMC Software, Hansen Acquisitions, Ltd., a corporation organized under the laws of the State of Israel and a wholly owned subsidiary of BMC Software ("Merger Sub"), and OptiSystems. Pursuant to the Agreement of Merger, Merger Sub will merge with and into OptiSystems (the "Merger"). In the Merger, each issued and outstanding OptiSystems Ordinary Share will automatically be transferred to BMC Software in return for the right to receive $10.00 in cash for such OptiSystems Ordinary Share. Consequently, OptiSystems will become a wholly owned subsidiary of BMC Software, and the OptiSystems Ordinary Shares will cease to be traded on the Nasdaq National Market or any other exchange and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

         The Merger is subject to customary closing conditions, including, among other things, the affirmative vote of 75% of the voting power of OptiSystems present and voting at the OptiSystems General Meeting to be held to approve the Merger and certain regulatory approvals. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of the regulatory approvals, if obtained, will not contain certain conditions.

         The descriptions of the Agreement of Merger, the Stock Option Agreements, the Shareholder Undertakings and the Irrevocable Proxies contained herein are qualified in their entirety by reference to such agreements, forms of which are attached hereto as Exhibits A, B, C and D, respectively.

         Except as set forth herein, BMC Software presently does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer:

         Pursuant to the terms of the Stock Option Agreements, the Shareholders granted BMC Software the right to purchase up to an aggregate of 1,212,016 OptiSystems Ordinary Shares (representing 20% of the issued and outstanding OptiSystems Ordinary Shares), subject to certain adjustments, at a price equal to $10.00 per share (the "Exercise Price"). The Stock Options may be exercised by BMC Software if (i) any Person commences a tender offer to purchase any OptiSystems Ordinary Shares such that, upon consummation of such offer, such Person would own or control 20% or more of the then outstanding OptiSystems Ordinary Shares; (ii) OptiSystems receives a proposal or inquiry (an "Acquisition Proposal"), or such an Acquisition Proposal is published, that constitutes, or may reasonably be expected to lead to, an acquisition or purchase of a substantial amount of assets of, or any equity interest in, OptiSystems, or any merger or similar transaction involving OptiSystems, the consummation of which would impede, interfere with, prevent or materially delay the Merger (an "Acquisition Transaction"); (iii) any Person acquires beneficial ownership of 20% or more of the then outstanding OptiSystems Ordinary Shares; or
(iv) an event


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

occurs which gives rise to a right by BMC Software of payment of the Termination Fee under the Agreement of Merger. The Options will terminate upon the earliest of (i) the Effective Time of the Merger and (ii) the first anniversary of the valid termination of the Agreement of Merger.

         The Options are not currently exercisable, and until the Options become exercisable and are exercised, BMC Software does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of OptiSystems that may be purchased upon exercise of the Options. Accordingly, BMC Software expressly disclaims beneficial ownership of all such shares.

         Pursuant to the terms of the Shareholder Undertakings, each of the Shareholders has agreed that (i) he will not transfer any of the OptiSystems securities beneficially owned by him; (ii) he will not deposit such securities into a voting trust; (iii) he will not grant any proxy or power-of-attorney or enter into a voting agreement with respect to such securities (other than the Irrevocable Proxy); (iv) in the event an Acquisition Transaction is consummated on or before the expiration date of the Agreement of Merger, he will pay to BMC Software an amount equal to the difference between the aggregate consideration received by such Shareholder in such Acquisition Transaction and the aggregate consideration to have been received by such Shareholder in the Merger; and (v) he will not solicit, initiate, encourage (including by way of furnishing information) or take any other action to facilitate, any inquiry or the making of any Acquisition Proposal.

         Under the terms of the Irrevocable Proxies, the Shareholders granted a third party the right to vote all of their OptiSystems Ordinary Shares at the Special Meeting of OptiSystems' Shareholders. The third party has an understanding with BMC Software that all of the Shareholders' OptiSystems Ordinary Shares that are entitled to vote at the Special Meeting will be voted in favor of the Merger.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

         Except as described in Items 4 and 5 of this Schedule 13D, neither BMC Software, nor, to the best knowledge of BMC Software, any person listed in Appendix I, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of OptiSystems, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits:

         The following Exhibits are filed as part of this Schedule 13D:

         Exhibit A: Agreement of Merger, dated as of May 22, 2000, by and among
                    BMC Software, Merger Sub and OptiSystems.

         Exhibit B: Form of Stock Option Agreement.

         Exhibit C: Form of Shareholder Undertaking.

         Exhibit D: Form of Irrevocable Proxy.


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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2000.                           BMC Software, Inc.



                                              By:     /s/ ROBERT H. WHILDEN, JR.
                                                  ------------------------------
                                                  Robert H. Whilden, Jr.
                                                  Senior Vice President

                                   APPENDIX I

     The following table sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of BMC Software. Unless otherwise indicated below, the address of each director and officer is BMC Software, Inc., 2101 CityWest Blvd., Houston, TX 77042-2827 and each such person is a citizen of the United States.


                                                      PRESENT PRINCIPAL OCCUPATION OR
                                                          EMPLOYMENT AND FIVE-YEAR
              NAME                                           EMPLOYMENT HISTORY
Max P. Watson, Jr.                            Chairman of the Board (1992-present); President and
                                              Chief Executive Officer (1990-present)

William M. Austin                             Senior Vice President and Chief Financial Officer (1997-
                                              present); Vice President and Chief Financial Officer,
                                              McDonnell Douglas Corporation (1991-1997)

Robert E. Beauchamp                           Senior Vice President, Research and Development (1997-
                                              present); various sales and marketing positions (1988-
                                              1997)

M. Brinkley Morse                             Senior Vice President, Corporate Development (1998-
                                              present); Secretary (1988-present); General Counsel
                                              (1988-1998)

Kevin Weiss                                   Senior Vice President, Americas (1999-present); Vice
                                              President, North American Sales (1995-1999)

Darroll Buytenhuys                            Senior Vice President, EMEA (2000-present); Vice
(citizen of South Africa)                     President (1999-2000); President, New Dimension Inc.
                                              (1995-1999)

Theodore W. Van Duyn                          Chief Technology Officer (1993-present); Senior Vice
                                              President, Research and Development (1986-1993)

Roy J. Wilson                                 Senior Vice President, Human Resources (1997-present);
                                              Vice President, Human Resources, Compaq Computer
                                              Corporation (1993-1997)

Wayne Morris                                  Vice President, Marketing (1998-present); various senior
                                              marketing positions (1995-1998)

Robert H. Whilden, Jr.                        Senior Vice President, General Counsel (2000-present);
                                              Partner, Vinson & Elkins L.L.P. law firm for more than
                                              five years


John W. Cox                                   Vice President, Chief Accounting Officer (1999-present);
                                              Vice President, Tax and Investor Relations (1998-1999);
                                              various tax and investor relations positions for more than five years

Stephen B. Solcher                            Vice President (1998-present); Treasurer (1992-present)

John W. Barter                                Director (1988-present); Executive Vice President and
                                              President Allied Signal Automotive (1994-1997) and
                                              Senior Vice President and Chief Financial Officer (1988-
                                              1994) and various other positions (1977-1988), Allied
                                              Signal, Inc.; Director, Iomega Corp. (1998-present);
                                              Director, Louisiana Pacific Corporation (1998-present);
                                              Director, Kestrel Solutions, Inc. (1998-present)

B. Garland Cupp                               Director (1989-present); Executive Vice President and
                                              Chief Information Officer (1985-1995), TRS
                                              Technologies; various other positions (1978-1995),
                                              American Express Corporation

Meldon R. Gafner                              Director (1987-present); Chairman of the Board, Kestrel
                                              Solutions, Inc. (1997-present); Vice Chairman of Board
                                              (1992-1997) and President (1988-1992), Comstream
                                              Corporation

L. W. Gray                                    Director (1991-present); Vice President (1983-1987) and
                                              various other positions (1961-1983), International
                                              Business Machines Corporation

George F. Raymond                             Director (1987-present); Founder, Automatic Business
                                              Centers, Inc.; Director (1988-present), DocuCorp
                                              International, Inc.; Director (1998-present), Atlantic Data
                                              Services, Inc.; Director (1998-present) Balance Bar Inc.

Tom C. Tinsley                                Director (1997-present); Chief Executive Officer (1998-
                                              present) and Managing Director and President (1995-
                                              present) and Chief Operating Officer (1995-1998), The Baan
                                              Company; McKinsey & Company Inc. (1978-1995)

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

                                 EXHIBIT INDEX

      Ex. No.                           Description
      -------                           -----------
         A        Agreement of Merger, dated as of May 22, 2000, by and among BMC
                  Software, Merger Sub and OptiSystems.

         B        Form of Stock Option Agreement.

         C        Form of Shareholder Undertaking.

         D        Form of Irrevocable Proxy.